Exhibit 99.1

China Index Holdings Announces Third Quarter 2020 Unaudited Financial Results

BEIJING, November 11, 2020 /GlobeNewswire/ — China Index Holdings Limited (NASDAQ: CIH), (“CIH” or the “Company”), a leading real estate information and analytics service platform provider in China, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Third Quarter 2020 Highlights

•                      Total revenues were RMB170.9 million, an increase of 8.0% from RMB158.3 million in the corresponding period of 2019.

•                      Operating income was RMB86.5 million, an increase of 12.9% from RMB76.6 million in the corresponding period of 2019.

•                      Net income was RMB76.1 million, an increase of 15.3% from RMB66.0 million in the corresponding period of 2019.

Third Quarter 2020 Financial Results

Revenues

CIH reported total revenues of RMB170.9 million in the third quarter of 2020, an increase of 8.0% from RMB158.3 million in the corresponding period of 2019.

•                  Revenues from information and analytics services (SaaS) were RMB88.8 million in the third quarter of 2020, an increase of 14.4% from RMB77.6 million in the corresponding period of 2019, primarily due to an increase in number of customers.

•                  Revenues from marketplace services were RMB82.1 million in the third quarter of 2020, an increase of 1.7% from RMB80.7 million in the corresponding period of 2019.

Cost of Revenue

Cost of revenue was RMB29.3 million in the third quarter of 2020, which remained stable compared to RMB29.2 million in the corresponding period of 2019.

Operating Expenses

Operating expenses were RMB55.2 million in the third quarter of 2020, an increase of 5.1% from RMB52.5 million in the corresponding period of 2019.

•                  Selling and marketing expenses were RMB30.3 million in the third quarter of 2020, an increase of 10.2% from RMB27.5 million in the corresponding period of 2019, primarily due to an increase in personnel costs resulting from the growing number of selling and marketing personnel headcount.

•                  General and administrative expenses were RMB24.9 million in the third quarter of 2020, which remained stable compared to RMB25.0 million in the corresponding period of 2019.

Operating Income

Operating income was RMB86.5 million in the third quarter of 2020, an increase of 12.9% from RMB76.6 million in the corresponding period of 2019.

Income Tax Expenses

Income tax expenses were RMB13.4 million in the third quarter of 2020, an increase of 21.8% from RMB11.0 million in the corresponding period of 2019.

Net Income

Net income was RMB76.1 million in the third quarter of 2020, an increase of 15.3% from RMB66.0 million in the corresponding period of 2019.

Business Outlook

Based on current operations and market conditions, the management remains confident to believe that the Company will maintain a double-digit growth momentum both on its annual revenue and on its net profits for the fiscal year ending December 31, 2020. These estimates represent management’s current and preliminary view, which are subject to change.

Conference Call Information

CIH’s management team will host a conference call on November 11, 2020 at 7:00 AM U.S. ET (8:00 PM Beijing/Hong Kong time). The dial-in details for the live conference call are:

International Toll:	+65 67135600
Toll-Free/Local Toll:
United States	+1 877-440-9253 / +1 631-460-7472
Hong Kong	+852 800-906-603 / +852 3018-6773
Mainland China	+86 800-870-0075 / +86 400-120-0948
Direct Event Passcode	1383200#

Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode (1383200#) and unique registrant ID. Get prompted 10 min prior to the start of the conference. Enter the Direct Event Passcode above (1383200#), and your unique Registrant ID, followed by the pound or hash sign (#) to join the call.

Direct Event online registration:

http://apac.directeventreg.com/registration/event/9877938

A telephone replay of the call will be available after the conclusion of the conference call from 10:00 AM ET on November 11, 2020 through 07:59 AM ET November 19, 2020. The dial-in details for the telephone replay are:

International Toll:	+61 2-8199-0299
Toll-Free/Local Toll:
United States	+1 855-452-5696 / +1 646-254-3697
Hong Kong	+852 800-963-117 / +852 3051-2780
Mainland China	+86 400-602-2065 / +86 800-870-0206
Conference ID:	9877938

A live and archived webcast of the conference call will be available at http://ir.chinaindexholdings.com.

About CIH

CIH operates a leading real estate information and analytics service platform in China in terms of geographical coverage and volume of data points. Its services span across database, analytics, promotions and listing services for China’s real estate markets. CIH serves a substantial base of real estate participants in China, including real estate developers, brokers and agents, property management companies, financial institutions and individual professionals, with a reliable, comprehensive and seasonable collection of real estate data, complemented by a variety of powerful analytical and marketing tools. For more information about CIH, please visit http://ir.chinaindexholdings.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions, and include, without limitation, statements regarding CIH’s future financial performance, revenue guidance, growth and growth rates and market position. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond CIH’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in CIH’s filings with the U.S. Securities and Exchange Commission. CIH does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Ms. Jessie Yang

Investor Relations

Email: CIH-IR@fang.com

CHINA INDEX HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”), except for share data)

	As of September 30,	As of December 31,
	2020	2019

ASSETS
Current assets:
Cash and cash equivalents	139,835	214,076
Short-term investments	417,265	125,000
Accounts receivable, net of allowance for doubtful accounts	42,482	24,243
Prepaid expenses and other current assets	3,340	4,566
Amount due from related parties	23,351	4,820
Total current assets	626,273	372,705

Non-current assets:
Property and equipment, net	2,387	2,873
Right of use assets	45,676	49,595
Total non-current assets	48,063	52,468

Total assets	674,336	425,173

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	6,408	7,844
Income taxes payable	16,672	23,396
Deferred revenue	252,958	203,531
Amounts due to a related party	—	7,734
Accrued expenses and other liabilities	86,815	84,250
Total current liabilities	362,853	326,755

Non-current liabilities:
Long-term lease liability	26,828	37,679
Other non-current liabilities	54,115	39,757
Total non-current liabilities	80,943	77,436

Total liabilities	443,796	404,191

Commitments and contingencies	—	—

Equity:
Class A ordinary shares, par value US$0.001 per share, 1,000,000,000 shares authorized for Class A and Class B in aggregate, 72,475,630 shares issued as of September 30, 2020 and December 31, 2019; outstanding shares as of September 30, 2020 and December 31, 2019: 66,411,428 and 65,762,936	500	500
Class B ordinary shares, par value US$0.001 per share, 1,000,000,000 shares authorized for Class A and Class B in aggregate, 23,636,706 shares issued and outstanding as of September 30, 2020 and December 31, 2019	163	163
Treasury shares	(42)	(46)
Capital deficit	(128,284)	(135,179)
Retained earnings	357,578	155,324
Accumulated other comprehensive income	625	220
Total equity	230,540	20,982

Total liabilities and equity	674,336	425,173

CHINA INDEX HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of RMB, except for per share data)

	Three Months Ended September 30
	2020	2019

Revenues	170,929	158,250
Cost of revenues	(29,258)	(29,165)
Gross profit	141,671	129,085

Operating expenses:
Selling and marketing expenses	(30,258)	(27,427)
General and administrative expenses	(24,918)	(25,028)
Operating income	86,495	76,630
Interest income	411	1,137
Change in fair value of warrants	—	(1,399)
Gains on sale of short-term investments	1,815	—
Government grants	698	663

Income before income taxes	89,419	77,031
Income tax expenses	(13,362)	(11,001)

Net income	76,057	66,030

Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil income taxes	87	(71)
Unrealized holding gains on short-term investments net of RMB331 and nil income taxes for the periods ended September 30, 2020 and 2019	1,875	—
Less: Reclassification adjustment for gains on short-term investments realized in net income, net of RMB272 and nil income taxes for the periods ended September 30, 2020 and 2019	(1,543)	—

Total comprehensive income	76,476	65,959

Earnings per share for Class A and Class B ordinary shares:
Basic	0.84	0.74
Diluted	0.84	0.73
Weighted average number of Class A and Class B ordinary shares and ordinary shares equivalents outstanding:
Basic	89,843,594	89,410,461
Diluted	90,249,500	90,133,853